Exhibit 12.1
Alpha Natural Resources, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands except ratios)

	Years Ended December 31,
	2009	2008	2007	2006	2005
Earnings:

Income from continuing operations before income taxes	$33,784	$250,841	$42,838	$108,895	$39,413
Adjustments:
Fixed charges	92,732	56,811	43,733	45,791	32,381
Loss from equity investees	189	574	1,352	322	—
Amortization of capitalized interest	137	132	75	26	16
Capitalized interest	(492)	(772)	(662)	(283)	(427)
Non Controlling interest	—	—	—	—	(2,918)

	$126,350	$307,586	$87,336	$154,751	$68,465

Fixed Charges:
Interest expense	$82,825	$39,812	$40,366	41,774	29,937
Loss on early extinguishment of debt	5,641	14,702	—	—	—
Portion of rental expense representative of interest	3,774	1,525	2,329	3,190	2,017
Capitalized interest	492	772	662	283	427

	$92,732	$56,811	$43,357	$45,247	$32,381

Ratio of earnings to fixed charges	1.36	5.41	2.01	3.42	2.11